Exhibit 99.3
Execution Version

September 12, 2022

First Light Acquisition Group, Inc.
11110 Sunset Hills Road #2278
Reston, VA 20190

Re: Sale of Class B Shares of First Light Acquisition Group, Inc.

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) is being delivered to First Light Acquisition Group, Inc. (the “Company”) in connection with the acquisition of shares of Class B common stock, par value $0.0001 per share (the “Shares”) by Jackson Investment Group, LLC (the “Investor”), pursuant to that certain Share Purchase Agreement by and among First Light Acquisition Group, LLC, Metric Finance Holdings I, LLC and the Investor, dated as of the date hereof (the “Purchase Agreement”).

NOW, THEREFORE, in consideration of the mutual promises and subject to the terms and conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.
The Investor agrees to vote all Shares as to which it is entitled to exercise voting rights in favor of each director nominated by the board of directors of the Company (or the nominating committee thereof) for election to the board of directors of the Company.

2.
The Investor agrees that if the Company seeks stockholder approval of a proposed  merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (a “Business Combination”), involving the Company and one or more businesses;, then in connection with such proposed Business Combination, it, he or she shall (i) vote any shares of capital stock owned by it, him or her in favor of any proposed Business Combination and (ii) not redeem any shares of capital stock owned by it, him or her in connection with such stockholder approval.

3.
This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof. This Letter Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto.

4.	This Letter Agreement shall be binding on the Investor and its respective successors, heirs and assigns and permitted transferees.

5.
This Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.
This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

7.
This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

8.
Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or by facsimile or other electronic transmission.

9.	This Letter Agreement shall terminate on the earlier of (i) the consummation of a Business Combination with an unaffiliated third party and (ii) the liquidation of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned duly executed this Letter Agreement (or caused this Letter Agreement to be executed on its behalf by its officer or representative thereto duly authorized) as of the day and year first written above.

INVESTOR

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Name: Richard L. Jackson
Title: Chief Executive Officer

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Michael J. Alber
Name: Michael J. Alber
Title: Chief Financial Officer

[Signature Page to Letter Agreement]